SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Marine Drive Mobile Corp.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

56824T 201
(CUSIP Number)

Gamzio Incubator Trust
3315 Hwy 50
Silver Springs, Nevada  89429
(949) 732-0226
(Name, Address, and Telephone Number of Person Authorized
 to Receive Notices and Communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

October 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56824T 201

1		NAME OF REPORTING PERSONS Gamzio Incubator Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.90% 1
14		TYPE OF REPORTING PERSON (See Instructions) OO

1 Based on 55,658,252 shares outstanding on 10/23/2013.

CUSIP No. 56824T 201

1		NAME OF REPORTING PERSONS Jason Deiboldt
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,000,0000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.90% 1
14		TYPE OF REPORTING PERSON (See Instructions) IN
___________________________
1 Based on 55,658,252 shares outstanding on 10/23/2013.

CUSIP No. 56824T 201

Item 1.                      Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Marine Drive Mobile Corp. (the “Issuer”).  The principal executive offices of the Issuer are located at 123 West NYE Ln., Ste. 129, Carson City, Nevada  89706.

Item 2.                      Identity and Background

(a)           This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Gamzio Incubator Trust, a trust organized under the laws of Nevada (“Gamzio Trust”), and (ii) Jason Deiboldt (“Deiboldt”), an individual.  Deiboldt is the sole trustee and beneficial owner of Gamzio Trust.  As a result of the foregoing, Deiboldt may be deemed beneficially to own the securities of the Issuer owned by Gamzio Trust.

The Reporting Persons have entered into a Joint Filing Agreement dated as of October 23, 2013, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.

(b)           The principal office of Gamzio Trust is located at 3315 Hwy 50, Silver Springs, Nevada  89429.  The principal business of Gamzio Trust is investments.

The business address of Deiboldt is c/o Marine Drive Mobile Corp., 123 West NYE Ln., Ste. 129, Carson City, Nevada  89706.

(c)           Deiboldt is a director and the Chief Executive Officer of the Issuer.  The address of the Issuer is 123 West NYE Ln., Ste. 129, Carson City, Nevada  89706.

(d)           During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The individual Reporting Person is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration

Gamzio Trust acquired 30,000,000 shares (the “Shares”) of the Issuer’s Common Stock in exchange for shares (the “Gamzio Shares”) of common stock of Gamzio, Inc., a Nevada corporation (“Gamzio”), in connection with the acquisition of Gamzio’s outstanding shares by the Issuer through a voluntary share exchange with Gamzio Trust, the sole shareholder of Gamzio, pursuant to a Share Exchange Agreement, dated October 23, 2013 (the “Agreement”), by and among the Issuer, on the one hand, and Gamzio and Gamzio Trust, on the other hand.  The Agreement was filed with the Securities and Exchange Commission on October 29, 2013 on a Current Report on Form 8-K.  The transactions contemplated by the Agreement closed on October 23, 2013.

CUSIP No. 56824T 201

Item 4.                      Purpose of the Transaction

Gamzio Trust received the Shares in exchange for the Gamzio Shares under the Agreement.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

(a)           Gamzio Trust beneficially owns 30,000,000 shares of Common Stock, which represent approximately 53.90% of the outstanding shares of Common Stock.  By reason of being the sole trustee and beneficial owner of Gamzio Trust Deiboldt may be deemed to beneficially own 30,000,000 shares of Common Stock, which represent approximately 53.90% of the outstanding shares of Common Stock.

(b)           Gamzio Trust has the sole power to vote and sole power to dispose of 30,000,000 shares of Common Stock, which represent approximately 53.90% of the outstanding shares of Common Stock.  By reason of being the sole trustee and beneficial owner, Deiboldt may be deemed to have sole power to vote and dispose of 30,000,000 shares of Common Stock, which represent approximately 53.90% of the outstanding shares of Common Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

CUSIP No. 56824T 201

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement dated as of October 23, 2013.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  October 23, 2013                                                                           GAMZIO INCUBATOR TRUST

By:  /s/ Jason Deiboldt
Jason Deiboldt, Trustee

/s/ Jason Deiboldt
        Jason Deiboldt

CUSIP No. 56824T 201

EXHIBIT A

JOINT FILING AGREEMENT

Dated as of October 23, 2013

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Marine Drive Mobile Corp., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect.  Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

Dated:  October 23, 2013                                                                           GAMZIO INCUBATOR TRUST

By:   /s/ Jason Deiboldt
Jason Deiboldt, Trustee

       /s/ Jason Deiboldt
        Jason Deiboldt